UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 2 February, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 2 February, 2017

ING 2016 underlying net profit EUR 4,976 million; FY 2016 dividend of EUR 0.66 per ordinary share

ING records robust commercial growth in 2016 while achieving a number one NPS score in 7 of 13 retail markets
·	ING gained over 1.4 million new retail customers and grew primary relationships by 8.1% to 9.7 million
·	Business growth was robust in 2016 with EUR 34.8 billion net core lending growth and EUR 28.5 billion net customer deposit inflow

ING Bank full-year 2016 underlying net profit of EUR 4,976 million, up 17.9% from full-year 2015
·	Strong full-year 2016 results reflect robust commercial growth at resilient margins and a continued decline in risk costs
·	4Q16 underlying result before tax was EUR 1,955 million as income grew in line with higher business volumes

ING Group fully-loaded CET1 ratio strengthened to 14.2%; Board proposes full-year 2016 dividend of EUR 0.66 per share
·	ING proposes to pay final cash dividend of EUR 0.42 per ordinary share, following August 2016 interim cash dividend of EUR 0.24

CEO statement

"ING has made significant progress in accelerating our Think Forward strategy, while consistently delivering on our customer promise," said Ralph Hamers, CEO of ING Group. "Our success in providing an exceptional banking experience is evident in the strong set of commercial and financial results that we posted for both the fourth quarter of 2016 and for the full year."

"In 2016, we introduced a steady wave of insightful financial tools to make banking easier and more accessible for customers, who are increasingly digital and self-directed. We also expanded the breadth of our innovation capabilities through ongoing internal eff orts and by nurturing more than 70 active fintech partnerships. These and other initiatives supported customers' needs and drove our robust commercial growth, while underscoring our track record as a leader in digital banking."

"ING attracted 1.4 million new retail customers over the course of 2016, bringing our global customer base to 35.8 million. Of this total, 9.7 million are primary bank customers, which is an increase of 8.1% year-on-year. Our most recent Net Promoter Scores rank ING Bank as number one relative to competitors in seven of our 13 retail markets. These achievements reflect the hard work and focus of our employees to deliver a differentiating customer experience, each and every day."

"Business growth was robust across ING Bank in 2016, with net customer deposits increasing by EUR 28.5 billion, or 5.6%. We realised net growth in core lending of EUR 34.8 billion, which represents a 6.5% rise year-on-year. We also continued to support the transition to a greener economy, and our financing of sustainable projects and clients that are environmental outperformers rose to EUR 34.3 billion at year-end."

"For the full-year 2016, ING Bank recorded an underlying net profit of EUR 4,976 million, up 17.9% from 2015. This strong performance was driven by robust commercial growth at resilient margins and declining risk costs, and was achieved despite higher regulatory costs. ING Bank's full-year underlying return on equity rose to 11.6% from 10.8% in 2015. In the fourth quarter of 2016, the underlying result before tax of ING Bank was EUR 1,955 million, reflecting continued positive momentum in both Retail and Wholesale Banking. Income grew both year-on-year and sequentially in line with volume growth, while expenses and risk costs both declined year-on-year."

"ING Group's 2016 net result was EUR 4,651 million, or 16.0% higher than in 2015, including EUR -787 million of restructuring charges and impairments as announced on 3 October (recorded as special items after tax) and the EUR 474 million net result of the legacy Insurance business. The full-year 2016 underlying return on ING Group's IFRS-EU equity rose to 10.1% and ING Group's fully-loaded CET1 ratio strengthened to 14.2% at year-end 2016. We are comfortably ahead of prevailing fully-loaded requirements and well positioned for future regulatory uncertainties. We are pleased to propose a full-year 2016 cash dividend of EUR 0.66 per share, comprising the August 2016 interim dividend of EUR 0.24 and a final dividend of EUR 0.42 per share."

"In the past year, ING took important steps to start a path of convergence towards one digital banking platform, which will enable us to keep getting better in the face of changing customer behaviour and industry dynamics. I am convinced that the acceleration of our Think Forward strategy will allow us to build on our position of strength for the benefit of our customers."

Further information
All publications related to ING's 2016 Full Year and Fourth Quarter results can be found at www.ing.com/4q16, including a video with Ralph Hamers, which is also available at YouTube.  Additional financial information is available at www.ing.com/qr:
- ING Group historical trend data
- ING Group analyst presentation (also available via SlideShare)

For further information on ING, please visit www.ing.com.  Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Video is available on YouTube. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Investor conference call, Media meeting and webcasts
Ralph Hamers, Patrick Flynn and Wilfred Nagel will discuss the results in an Investor conference call on 2 February 2017 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 703 8261 (NL), +44 330 336 9411 (UK) or +1 719 325 2202 (US) and via live audio webcast at www.ing.com.   Ralph Hamers, Patrick Flynn and Wilfred Nagel will also discuss the results in a media meeting on 2 February 2017 at 11:00 a.m. CET. Journalists are welcome at ING Amsterdamse Poort, Bijlmerplein 888, Amsterdam. Alternatively, they can dial-in in listen-only mode via +31 20 531 5871 (NL) or +44 203 365 3210 (UK). The Media meeting can also be followed via live audio webcast at www.ing.com.

Investor enquiries
T: +31 20 576 6396
E: investor.relations@ing.com

Press enquiries
T: +31 20 576 5000
E: media.relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.   ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).   Sustainability forms an integral part of ING's strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION
Elements of this press release contain or may contain information about ING Groep N.V. and/or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals. Insofar as they could have an impact in Belgium, all projects described are proposed intentions of the bank. No formal decisions will be taken until the information and consultation phases with the Work Council have been properly finalised.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2015 ING Group consolidated annual accounts. The Financial statements for 2016 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) potential consequences of European Union countries leaving the European Union, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING's ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

ING FY 2016 results full Press Release (PDF): http://hugin.info/130668/R/2075366/780351.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 2 February, 2017